

Jardine Strategic

Jardine Strategic Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com



To: Business Editor

6th May 2003
For immediate release

Cycle & Carriage Limited
First Quarter 2003 Financial Statement and Dividend Announcement

The following press release was issued today by the Company's 50.2%-owned subsidiary, Cycle & Carriage Limited.

For further information, please contact:

Jardine Matheson Limited
Neil M McNamara (852) 2843 8227

Golin/Harris Forrest
Katherine Wang (852) 2501 7984

Issued by: Jardine Matheson Limited
48th Floor Jardine House, Central, Hong Kong


CYCLE & CARRIAGE

6 May 2003

CYCLE & CARRIAGE LIMITED
FIRST QUARTER 2003 FINANCIAL STATEMENT AND DIVIDEND ANNOUNCEMENT

Highlights

- Trading profit after tax and minorities grew by 16% due mainly to equity-accounted Astra earnings
- Motor vehicle earnings affected by losses in Australia
- Good growth in property business

"The ongoing ramifications of the Iraqi war and the SARS outbreak are likely to further weaken the already fragile economic environments. Motor vehicle and property sales in Singapore, in particular, will be impacted by SARS, and this may spread to neighbouring countries. The value of the Indonesian Rupiah will remain a factor influencing the Group's net profit, although the effect has been reduced through partial repayment of Astra's US dollar debt."

Anthony Nightingale, *Chairman*
6 May 2003

Results

	Three months ended 31 March		
	2003	2002	Change
	S$m	S$m	%
Revenue	**1,219**	1,168	4
Trading profit after tax and minorities	**54**	46	16
Underlying net profit	**61**	64	- 4
Net profit	**67**	64	5
	cts	cts	
Underlying earnings per share	**25.2**	26.6	-5
Earnings per share	**27.7**	26.6	4
	At 31.3.2003 S$m	At 31.12.2002 S$m	
Shareholders' funds	**1,127**	1,035	9
	S$	S$	
Net asset value per share	**4.67**	4.28	9

The results for the three months ended 31 March 2003 and 31 March 2002 were not audited nor reviewed by the auditors. The results for the year ended 31 December 2002 were audited.

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CYCLE & CARRIAGE LIMITED
FINANCIAL STATEMENT AND DIVIDEND ANNOUNCEMENT
FOR THE THREE MONTHS ENDED 31 MARCH 2003

Demand was generally weak in most of the Group's markets in the first quarter, and this was further compounded towards the end of the period by the uncertainty caused by war in Iraq and the impact of the outbreak of the Severe Acute Respiratory Syndrome ("SARS"). The Group, however, did manage to achieve an improved trading profit after tax and minorities. The restructuring by Astra of its balance sheet was also completed with a successful rights issue, which, together with purchases in the open market, enabled Cycle & Carriage to increase its shareholding in Astra to 35.1%.

Performance

The Group's trading profit after tax and minorities for the first quarter grew by 16% to S$54 million as compared to the corresponding period of the previous year, with the equity-accounted contribution from Astra continuing to be the major component. Underlying net profit declined by 4% to S$61 million as the significant profit recorded on Astra's foreign currency debt caused by the strengthening of the Indonesian Rupiah in the first quarter of 2002 was not repeated, partially offset by the recognition of Cycle & Carriage Bintang's ("CCB") deferred tax asset in this quarter. Net profit increased by 5% to S$67 million or S$0.28 per share, boosted by the exceptional gain arising from a debt restructuring in one of Astra's financial services operations.

Trading profit after tax and minorities from the motor vehicle operations fell 28% to S$8 million due to losses in Australia and a decline in Malaysia following the loss of the Mercedes-Benz distributor margins. Operations in both Singapore and New Zealand achieved strong growth.

The contribution from property, excluding exceptional items, grew by 56% to S$8 million, primarily due to development profits recognised for The Warren by MCL Land. An exceptional gain was also realised from the sale of one apartment at Juniper at Ardmore, an investment property.

Economic stability and continued strong motorcycle sales enabled Astra to increase its trading contribution by 19% to S$42 million for the 3 months to February 2003. Earnings were also supported by improved yields and prices for palm oil and an increased contribution from consumer finance activities.

Cycle & Carriage increased its consolidated net debt by S$116 million to S$750 million to support its participation in Astra's rights issue and acquire further Astra shares in the open market. Shareholders' funds increased to S$1,127 million, or S$4.67 per share, compared to S$4.28 per share at the end of 2002.

The Board does not propose to declare an interim dividend for the three months ended 31 March 2003 (31 March 2002: Nil).

Developments

With effect from 1 January 2003, CCB ceased to be the distributor for Mercedes-Benz vehicles in Malaysia. CCB holds a 49% stake in the new distribution joint-venture, albeit

with limited profit and management rights, and remains the major retailer of Mercedes-Benz cars in Malaysia.

In January 2003, Astra completed a rights issue to raise some S$280 million. The Group's participation in this and subsequent market purchases cost S$152 million, and increased its shareholding in Astra to 35.1%.

In February 2003, Astra announced that it had signed a Memorandum of Understanding with Toyota Motor Corporation ("Toyota") on the re-organisation of PT Toyota-Astra Motor into separate manufacturing and distribution entities. Under the re-organisation, Toyota will increase its interest in the manufacturing entity to 95%, enabling it to be integrated into Toyota's international production capacity, while Astra will maintain its 51% interest in the distribution business. A final agreement is expected to be reached early in the third quarter.

In March 2003, the Company acquired from Capital Services of Singapore Limited ("CSS") a further 10% of UMF (Singapore) Limited ("UMF") for a total consideration of about S$17 million pursuant to the exercise of a put option by CSS under a shareholders' agreement. With the acquisition, the Company's interest in UMF which is involved in the leasing and hire purchase of vehicles increased from 40% to 50%.

MCL Land successfully tendered for a 99-year leasehold site located off Tiong Bahru Road. The property with a land area of 5,348 square metres will cost S$73 million.

Prospects

The ongoing ramifications of the Iraqi war and the SARS outbreak are likely to further weaken the already fragile economic environments. Motor vehicle and property sales in Singapore, in particular, will be impacted by SARS, and this may spread to neighbouring countries. The value of the Indonesian Rupiah will remain a factor influencing the Group's net profit, although the effect has been reduced through partial repayment of Astra's US dollar debt.

Anthony Nightingale
Chairman
6 May 2003

Cycle & Carriage Limited
Consolidated Profit and Loss Account

Three months ended 31 March	Note	2003 S$m	2002 S$m	Change %
Revenue		**1,218.8**	1,168.4	4
Less: Share of associates' and joint ventures' revenue		**(588.7)**	(531.8)	11
Group revenue		**630.1**	636.6	-1
Cost of sales		**(556.1)**	(573.1)	-3
Gross profit		**74.0**	63.5	17
Other operating income		**3.2**	6.0	-47
Selling and distribution expenses		**(36.1)**	(32.7)	10
Administrative expenses		**(19.8)**	(17.8)	11
Other operating income/(expenses)		**3.5**	(0.1)	nm
Operating profit		**24.8**	18.9	31
Share of associates' and joint ventures' results		**65.7**	70.9	-7
Profit before financing charges		**90.5**	89.8	1
Net financing charges		**(6.6)**	(6.0)	10
Trading profit		**83.9**	83.8	-
Material, recurring items	4	**3.9**	24.7	-84
Underlying profit		**87.8**	108.5	-19
Exceptional items	4	**4.2**	-	100
Profit before tax	3	**92.0**	108.5	-15
Tax	5	**(20.6)**	(41.3)	-50
Profit after tax		**71.4**	67.2	6
Minorities		**(4.6)**	(3.7)	24
Net profit		**66.8**	63.5	5

		cts	cts	
Underlying earnings per share - basic and fully diluted		**25.2**	26.6	-5
Earnings per share - basic and fully diluted		**27.7**	26.6	4

nm – not meaningful

Cycle & Carriage Limited
Consolidated Balance Sheet

	At 31.3.03 S$m	At 31.12.02 S$m
Non-current assets		
Property, plant and equipment	**121.8**	119.8
Investment properties	**449.2**	449.5
Development properties	**466.6**	444.9
Interests in associates and joint ventures	**873.2**	663.4
Deferred tax asset	**5.8**	7.6
Other non-current assets	**20.8**	20.3
Negative goodwill	**(25.0)**	(25.2)
	1,912.4	1,680.3
Current assets		
Properties for sale	**46.2**	49.4
Stocks	**320.3**	354.4
Debtors	**161.4**	187.5
Tax recoverable	**1.4**	2.4
Short term investment	**7.9**	7.9
Bank and other liquid funds	**123.3**	142.5
	660.5	744.1
Total assets	**2,572.9**	2,424.4
Non-current liabilities		
Borrowings due after one year	**305.9**	214.0
Deferred tax liability	**6.4**	5.6
Non-current provisions	**21.6**	19.7
Other non-current liabilities	**5.4**	6.0
	339.3	245.3
Current liabilities		
Creditors	**156.7**	203.3
Provisions	**25.8**	25.4
Tax payable	**23.7**	22.4
Borrowings due within one year	**567.6**	562.4
	773.8	813.5
Total liabilities	**1,113.1**	1,058.8
Net assets	**1,459.8**	1,365.6
Financed by:		
Share capital and reserves		
Share capital	**241.5**	241.5
Reserves		
Share premium	**262.7**	262.7
Capital reserve	**81.8**	82.4
Revenue reserve	**541.0**	448.2
Shareholders' funds	**1,127.0**	1,034.8
Minorities	**332.8**	330.8
	1,459.8	1,365.6

Cycle & Carriage Limited
Consolidated Statement of Changes in Equity

	Note	Share capital S$m	Share premium S$m	Capital reserve S$m	Revenue reserve S$m	Total S$m
2003						
Balance at 1 January						
- as previously reported		241.5	262.7	29.8	500.8	1,034.8
- effect of change in accounting policy	2	-	-	52.6	(52.6)	-
- as restated		241.5	262.7	82.4	448.2	1,034.8
Reserve realised on sale of an investment property		-	-	(0.6)	-	(0.6)
Share of an associate's loss on dilution		-	-	-	(0.2)	(0.2)
Translation difference		-	-	-	26.2	26.2
Net gains/(losses) not recognised in profit and loss account		-	-	(0.6)	26.0	25.4
Net profit		-	-	-	66.8	66.8
Total recognised gains/ (losses) for the financial period		-	-	(0.6)	92.8	92.2
Balance at 31 March		241.5	262.7	81.8	541.0	1,127.0
2002						
Balance at 1 January						
- as previously reported		238.5	251.2	39.7	276.7	806.1
- effect of change in accounting policy	2	-	-	39.1	(39.1)	-
- as restated		238.5	251.2	78.8	237.6	806.1
Gain on dilution of interest in an associate		-	-	-	0.1	0.1
Share of an associate's revaluation surplus		-	-	7.1	-	7.1
Translation difference		-	-	-	14.3	14.3
Net gains not recognised in profit and loss account		-	-	7.1	14.4	21.5
Net profit		-	-	-	63.5	63.5
Total recognised gains for the financial period		-	-	7.1	77.9	85.0
Balance at 31 March		238.5	251.2	85.9	315.5	891.1

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Cycle & Carriage Limited
Company Balance Sheet

	At 31.3.03 S$m	At 31.12.02 S$m
Non-current assets		
Property, plant and equipment	**0.7**	0.6
Interests in subsidiaries	**1,525.4**	1,411.9
Interests in associates	**88.6**	72.9
	1,614.7	1,485.4
Current assets		
Debtors	**6.8**	2.7
Short term investment	**0.1**	0.1
Bank and other liquid funds	**-**	21.6
	6.9	24.4
Total assets	**1,621.6**	1,509.8
Non-current liabilities		
Borrowings due after one year	**142.5**	50.0
Deferred tax liability	**1.4**	1.4
	143.9	51.4
Current liabilities		
Creditors	**9.6**	5.7
Tax payable	**1.7**	1.7
Borrowings due within one year	**350.5**	335.0
	361.8	342.4
Total liabilities	**505.7**	393.8
Net assets	**1,115.9**	1,116.0
Financed by:		
Share capital and reserves		
Share capital	**241.5**	241.5
Reserves		
Share premium	**262.7**	262.7
Revenue reserve	**611.7**	611.8
Shareholders' funds	**1,115.9**	1,116.0
Net asset value per share	**S$4.62**	S$4.62

Cycle & Carriage Limited
Company Statement of Changes in Equity

	Share capital S$m	Share premium S$m	Revenue reserve S$m	Total S$m
2003				
Balance at 1 January	241.5	262.7	611.8	1,116.0
Translation difference	-	-	0.6	0.6
Net loss	-	-	(0.7)	(0.7)
Total recognised loss for the financial period	-	-	(0.1)	(0.1)
Balance at 31 March	241.5	262.7	611.7	1,115.9
2002				
Balance at 1 January	238.5	251.2	438.7	928.4
Translation difference	-	-	1.1	1.1
Net loss	-	-	(0.6)	(0.6)
Total recognised gain for the financial period	-	-	0.5	0.5
Balance at 31 March	238.5	251.2	439.2	928.9

Cycle & Carriage Limited
Consolidated Statement of Cash Flows

Three months ended 31 March	Note	**2003** **S$m**	2002 S$m
Cash flows from operating activities	7	**72.1**	157.4
Interest paid		**(3.8)**	(5.1)
Interest received		**2.1**	0.2
Other finance costs paid		**(0.8)**	(0.2)
Income tax paid		**(2.0)**	(5.4)
		(4.5)	(10.5)
Net cash flows from operating activities		**67.6**	146.9
Cash flows from investing activities			
Sale of property, plant and equipment		**1.0**	1.1
Proceeds from sale of an investment property		**3.4**	-
Purchase of property, plant and equipment		**(2.7)**	(1.5)
Purchase of shares in a subsidiary		**(0.1)**	-
Purchase of shares in associates		**(168.8)**	(14.7)
Dividends received from an associate (net)		**-**	0.4
Net cash flows from investing activities		**(167.2)**	(14.7)
Cash flows from financing activities			
Term loans and notes		**83.6**	(139.3)
Dividends paid to minorities		**(3.3)**	-
Net cash flows from financing activities		**80.3**	(139.3)
Net change in cash and cash equivalents		**(19.3)**	(7.1)
Cash and cash equivalents at the beginning of the period		**142.2**	96.6
Effect of exchange rate changes		**0.2**	(0.1)
Cash and cash equivalents at the end of the period		**123.1**	89.4

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Cycle & Carriage Limited
Notes

1 Basis of preparation

The financial information contained in this announcement has been based on the unaudited results for the three months ended 31 March 2003. The accounting policies used are consistent with those set out in the 2002 audited accounts. There are no changes in those accounting policies except for the change in accounting policy adopted with regards to investment properties as explained in Note 2.

2 Change in accounting policy

With effect from 1 January 2003, the Group changed its policy with regards to the revaluation of investment properties. Under the new policy, the surplus on revaluation of each investment property is taken to the capital reserve account unless it relates to a previous deficit that was charged to the profit and loss account while the deficit on revaluation of each investment property is charged to the profit and loss account unless it offsets a previous surplus. Under the previous policy, the net surplus or deficit on revaluation of investment properties was taken to the capital reserve account unless the total revaluation surplus on the same class of assets was insufficient to cover the deficit, in which case the amount by which the deficit exceeded the available surplus was charged to the profit and loss account.

The reasons for the change are:

- different types of investment properties in different countries are subject to different economic and political conditions as well as market risks;
- it is more prudent to charge out any declines in property values to the profit and loss account immediately than to defer them by offseting them against the surpluses of other properties; and
- it aligns the Group's accounting policies more closely with that of international accounting standards.

Following the change in accounting policy, an amount of S$52.6 million has been adjusted against the revenue reserve and capital reserve as at 1 January 2003 with no impact to the shareholders' funds. The comparative information has been restated.

3 Profit before tax

	Group		
Three months ended 31 March	**2003**	2002	*Change*
	S$m	S$m	*%*
Profit before tax is determined after including:			
Interest expense	**(6.9)**	(6.3)	*10*
Interest income	**1.1**	0.6	*83*
Depreciation and amortisation	**(3.4)**	(3.7)	*-8*
Provision for doubtful debts	**(0.2)**	-	*100*
(Provision)/writeback in provision for stock obsolescence	**(0.8)**	1.2	*nm*
Net exchange gain/(loss)	**3.4**	(0.1)	*nm*
Profit/(loss) on disposal of property, plant and equipment	**(0.3)**	0.2	*nm*
Material, recurring items	**3.9**	24.7	*-84*
Exceptional items	**4.2**	-	*100*

4 Material, recurring items and exceptional items

	Group					
	Profit before tax			**Profit after tax and minorities**		
Three months ended 31 March	**2003 S$m**	2002 S$m	*Change %*	**2003 S$m**	2002 S$m	*Change %*
Trading profit	**83.9**	83.8	-	**53.6**	46.2	*16*
Less: Material, recurring items						
Share of an associate's exchange gain on foreign currency debts	**3.9**	24.7	*-84*	**2.7**	17.3	*-84*
Share of an associate's deferred tax asset	**-**	-	-	**4.5**	-	*100*
	3.9	24.7	*-84*	**7.2**	17.3	*-58*
Underlying profit	**87.8**	108.5	*-19*	**60.8**	63.5	*-4*
Less: Exceptional items						
Profit on sale of an investment property	**0.6**	-	*100*	**0.6**	-	*100*
Share of an associate's gain on debt buyback	**9.6**	-	*100*	**9.6**	-	*100*
Share of an associate's adjustment to gain on sale of investment	**(6.0)**	-	*100*	**(4.2)**	-	*100*
	4.2	-	*100*	**6.0**	-	*100*
	92.0	108.5	*-15*	**66.8**	63.5	*5*

5 Tax

The provision for income tax is based on the statutory tax rates of the respective countries in which the companies are operating and after taking into account non-deductible expenses and temporary differences. The tax charge for the period was partly offset by the recognition of the Group's share of an associate's deferred tax asset.

6 Borrowings

	Group	
	At 31.3.03 S$m	At 31.12.02 S$m
Borrowings due within one year		
- secured	**179.4**	209.3
- unsecured	**388.2**	353.1
	567.6	562.4
Borrowings due after one year		
- secured	**63.2**	63.8
- unsecured	**242.7**	150.2
	305.9	214.0
Total borrowings	**873.5**	776.4

Certain subsidiaries of the Company pledged their assets in order to obtain loans from financial institutions. The net book value of properties and other assets pledged/mortgaged to financial institutions amounted to S$670.5 million (31 December 2002: S$672.5 million).

7 Cash flows from operating activities

Three months ended 31 March	Group 2003 S$m	Group 2002 S$m
Operating profit	**24.8**	18.9
Adjustments for:		
Depreciation and amortisation	**3.4**	3.7
Foreign exchange translation difference	**16.1**	10.7
Loss/(profit) on sale of property, plant and equipment	**0.3**	(0.2)
	19.8	14.2
Operating profit before working capital changes	**44.6**	33.1
Changes in development properties for sale (excluding interest capitalised during the period)	**(17.0)**	91.9
Changes in working capital		
Stocks	**34.1**	49.2
Debtors	**28.3**	(52.1)
Creditors	**(49.4)**	(10.9)
Retention money payable	**(0.5)**	(0.5)
Amounts owing by/to associates and joint ventures	**32.0**	46.7
	44.5	32.4
Cash flows from operating activities	**72.1**	157.4

8 Issue of shares

The number of shares that may be issued on conversion of all outstanding options granted pursuant to the CCL Executives' Share Option Schemes amounted to 3,313,801 as at 31 March 2003 (31 March 2002: 3,652,000).

Between 31 December 2002 and 31 March 2003, 1,000 ordinary shares were issued for cash to an executive who exercised the options granted on 8 May 2001 pursuant to the CCL Executives' Share Option Scheme 2000, to subscribe for shares of S$1.00 each at S$3.227 per share.

Except for those mentioned above, there were no other rights, bonus or equity issues during the period between 31 December 2002 and 31 March 2003.

9 Interested person transactions

Name of interested person	Aggregate value of all interested person transactions (excluding transactions less than S$100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)	Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000)
Three months ended 31 March	**2003**	**2003**
	S$m	**S$m**
Capital Services of Singapore Limited		
- purchase of 10% interest in UMF (Singapore) Limited	16.5	-
Jardine India Software Technologies Pvt. Ltd		
- purchase of software development services	-	0.2
	16.5	0.2

10 Others

The results do not include any pre-acquisition profits and have not been affected by any item, transaction or event of a material or unusual nature other than the material, recurring items and exceptional items set out in note 4 of this report.

No other significant transaction or event has occurred between 31 March 2003 and the date of this report.

- end -

For further information, please contact:

Cycle & Carriage Limited
Ho Yeng Tat Tel: 65 64708108

Full text of the Financial Statement and Dividend Announcement for the three months ended 31 March 2003 can be accessed through the internet at 'www.cyclecarriage.com'.